Filed Pursuant to Rule 424(b)(3)
File No. 333-290835

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND
SUPPLEMENT NO. 10 DATED JUNE 18, 2026
TO THE PROSPECTUS DATED DECEMBER 5, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”), dated December 5, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows: to update the Prospectus, effective immediately, to include the Fund’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 18, 2026 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Appendix A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): June 18, 2026

Monroe Capital Enhanced Corporate Lending Fund
(Exact name of registrant as specified in its charter)

Delaware	814-01919	33-6956497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

155 North Wacker Drive, 35th Floor
Chicago, Illinois	60606
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (312) 258-8300
Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.
Portfolio Update
The following table presents selected information regarding the investment portfolio of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”) as of March 31, 2026 (dollars in millions):

March 31, 2026
Fund Summary Statistics:
First lien senior secured debt (1)(2)(3)	100.0%
Floating rate investments (1)(2)(4)	100.0%
Percentage portfolio company investments on non-accrual (5)	—%
Level 3 assets (6)	100.0%
Debt-to-equity ratio (7)	1.1 x

Portfolio Company Statistics:
Number of portfolio companies	38
Weighted average portfolio company age (1)(8)	25.7
Weighted average EBITDA (1)(9)(10)	$22.1
Weighted average loan-to-value (“LTV”) (1)(11)	34.9%
Weighted average interest coverage ratio (“ICR”) (1)(10)(12)	3.3 x
Percentage of sponsored deals (1)(13)	92.8%
Portfolio companies with one or more covenants (1)(14)	100.0%
Percentage of agented or joint lead arranger deals (1)(15)	94.5%
____________________________________________________
(1)    Measure excludes syndicated loans the Fund holds as part of its liquidity management strategy. The Fund did not hold any syndicated loans as of March 31, 2026.
(2)    Measure excludes equity investments. As of March 31, 2026, 5.9% of the Fund’s investment portfolio consisted of equity investments (at fair value).
(3)    First lien senior secured loans are inclusive of both first lien and unitranche loans. Weighted based on the aggregate fair value of the total debt investments as of March 31, 2026.
(4)    Calculated as debt investments which bear interest floating rate in nature, divided by total debt investments. Weighted based on the aggregate fair value of the total debt investments as of March 31, 2026.
(5)    Debt or preferred equity investments are placed on non-accrual status when principal, interest or dividend payments become materially past due, or when there is reasonable doubt that principal, interest or dividends will be collected. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual debt or preferred equity investments are restored to accrual status when past due principal, interest, or dividends are paid, or are expected to be paid, and, in management’s judgment are likely to remain current. The Fund may make exceptions to this policy and partially record interest if the loan has sufficient collateral value or is in process of collection and there is the expectation of collection of principal and a portion of the contractual interest. Weighted based on fair value of the total applicable investments as of March 31, 2026.
(6)    Valuations based on inputs that are unobservable and significant to the overall fair value measurement. This includes situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation. Weighted based on the aggregate fair value of the total investments as of March 31, 2026.
(7)    The Fund's debt-to-equity ratio represents the ratio of total principal outstanding debt to net assets. This ratio measures the Fund's financial leverage and does not reflect the asset coverage requirements under the Investment Company Act of 1940, as amended.
(8)    Company age refers to the number of years since each portfolio company's commencement of operations, as of the Fund’s initial investment date. Weighted average company age is weighted based on the aggregate fair value of the total investments as of March 31, 2026.

(9)    EBITDA refers to adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA") in accordance with the underlying governing documents. These calculations are based on the weighted-average last-twelve-month EBITDA (as of the initial deal closing date) for all investments. Amounts are weighted based on the fair value of each respective investment as of March 31, 2026. Amounts were derived from the most recently available portfolio company financial statements as of the initial deal closing date, have not been independently verified by the Fund, and may reflect a normalized or adjusted amount. Accordingly, the Fund makes no representation or warranty in respect of this information.
(10)    Measure excludes investments where EBITDA may not be the appropriate measure of credit risk, such as investments that are underwritten on recurring revenue.
(11)    LTV is calculated as total net debt through each respective loan tranche in which the Fund holds an investment divided by estimated enterprise value of the portfolio company as reported by the respective borrower at the time of investment closing. Weighted average LTV is weighted based on the aggregate fair value of each respective investment as of March 31, 2026.
(12)    ICR is estimated as the ratio as of the time of the investment closing of the trailing twelve-month period EBITDA to cash interest projected to be paid over a twelve-month period. EBITDA is calculated in accordance with the underlying governing documents, over the last twelve months as reported by respective borrowers at the time of investment closing. Weighted average interest coverage ratio is weighted based on the aggregate fair value of the total applicable investments as of March 31, 2026.
(13)    Represents the percentage of the number of investments in portfolio companies that are owned by a private equity firm, as a percentage of the aggregate fair value of total applicable investments as of March 31, 2026.
(14)    Represents the percentage of the number of investments in portfolio companies which include one or more covenants in the credit agreement, as a percentage of the aggregate fair value of total applicable investments as of March 31, 2026.
(15)    Represents the percentage of the number of investments in portfolio companies where Monroe Capital LLC or its affiliates are categorized as either agent or joint lead arranger, as a percentage of the aggregate fair value of total applicable investments as of March 31, 2026.
Note: Data is as of March 31, 2026 unless otherwise indicated. Past performance is no guarantee of future results. There can be no assurance that the Fund will achieve results comparable to those of any of Monroe Capital LLC’s or its affiliates prior funds or be able to implement its investment strategy, achieve its investment objectives or avoid significant losses. There can be no assurances that any of the trends described herein will continue or will not reverse.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Monroe Capital Enhanced Corporate Lending Fund

Date: June 18, 2026	By:	/s/ Christopher Lund
	Name:	Christopher Lund
	Title:	Chief Financial Officer